SEC FILE NUMBER
001-39114
CUSIP NUMBER
36338D108

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: September 30, 2024

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Galera Therapeutics, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

45 Liberty Blvd #230

Address of Principal Executive Office (Street and Number)

Malvern, PA 19355

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Galera Therapeutics, Inc. (“Galera” or the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024 (the “Quarterly Report”). As previously announced, on August 8, 2024, the Board of Directors of the Company approved a Plan of Liquidation and Dissolution (“Plan of Dissolution”), which provides for the dissolution of the Company under Delaware law and sought stockholder approval of the Plan of Dissolution at a special meeting of stockholders held on October 17, 2024 (the “Special Meeting”). At the Special Meeting, the Company’s stockholders did not approve the Plan of Dissolution. Given the Company’s lack of resources, the Company was unable to file its Quarterly Report within the prescribed time period without unreasonable effort or expense.

The Company’s results of operations for the quarter ended September 30, 2024 may differ significantly from its results of operations for the quarter ended September 30, 2023 due to adverse developments that occurred with respect to the Company’s business, including the cessation of research and development activities. Due to the exploration of strategic alternatives, including the Plan of Dissolution, the Company is not able to provide an estimate of results of operations at this time.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Joel Sussman	610	725-1517
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Galera Therapeutics, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2024	By:	/s/ Mel Sorensen, MD
Mel Sorensen, MD
President & CEO